# CERTIFICATE OF CORPORATE RESOLUTION

# AUTHORIZING AMENDING THE REVERSE SPLIT RATIO APPLIED TO THE SERIES E PREFERRED SHARES TO 400,000 TO 1 FROM 200,000 TO 1

The Board of Directors of Fresh Promise Foods, Inc (pending name change to Rogue One, Inc.) hereby certify the following is a true a correct copy of a resolution adopted by a unanimous vote of the Board of Directors of the Corporation at which a full quorum was present and voting throughout, and that such resolution is now in full force and effect and is in accordance with the provisions of the charter and by-laws of the Corporation.

**Resolved:** On February 11, 2021 a unanimous vote of the Board of Directors voted to amend the company's reverse split filing with the State of Nevada from its present 200:1 ratio to a ratio of 100:1 in the best interest of the shareholders of the company. Accordingly, the Board also authorized a corresponding change to the Preferred Series E stock which has a current rate pre-split conversion rate of 40,000,000 common to 1 Series E Preferred (200,000 common to 1 Series E preferred post reverse split) to be amended to reflect the Series E preferred will now have a conversion rate of 400,000 common shares per 1 Series E preferred share (post reverse split).

**Further resolved:** It is further resolved Mr. Poe Jr. is authorized to make this amendment with the State of Nevada at the earliest possible time.

I further certify that this Corporation is duly organized, existing, and has the power to take the action called for by the foregoing resolution.

Joe E. Poe Jr. CEO

Fresh Promise Foods, Inc.

February 11, 2021